SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 8, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 8, 2019.

Autonomous City of Buenos Aires, March 8th 2019.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that on the date hereof Banco Macro S.A., as surviving company, and Banco del Tucumán S.A., as absorbed company, have entered into a Preliminary Agreement of Merger (“Compromiso Previo de Fusión”), by virtue of which Banco Macro S.A. shall absorb retroactively to January 1st 2019 Banco del Tucumán S.A., based on the financial statements of each company prepared as of December 31st 2018 and the special consolidated financial statement of merger prepared as of that same date.

The merging companies have agreed on an exchange relationship equal to 0.65258 shares of Banco Macro S.A. per each VN $1 of share of Banco del Tucumán S.A.. Therefore, the minority shareholders of Banco del Tucumán S.A. shall be entitled to receive 0.65258 shares in Banco Macro S.A. per each VN $1 of share held thereby in the capital stock of Banco del Tucumán S.A. As a consequence of the above, the surviving company shall increase its capital by 15,662 shares, from AR$ 669,663,021 to AR$ 669,678,683, all subject to the approvals of all applicable entities and the relevant Shareholders’ Meetings.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 8, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer